Exhibit 99.1

April 9, 2019

1.	Transaction pursuant to which IGLD’s bondholders will be expected to receive:

a.	NIS 301 million in cash at closing (comprised of Searchlight’s investment in Section 2(a) below and the amount of cash on IGLD’s balance sheet (NIS 136 million as of December 31, 2018));

PLUS

b.	NIS 60 million worth of Bcom shares at closing (NIS 60 million worth of the shares issued to Searchlight buyer entity pursuant to Section 2(b) below shall be delivered to IGLD’s bondholders at closing).

2.	Searchlight buyer entity will invest the following amounts (“Cash Consideration”):

a.	NIS 165 million payable to IGLD at closing for its 19,363,396 shares of Bcom;

PLUS

b.	At closing, Searchlight will invest NIS 250 million in Bcom in exchange for newly issued ordinary shares of Bcom at a price to be agreed.

3.	Post-signing deliverables – Following the execution of the definitive documentation (i) IGLD shall deliver to Searchlight a document evidencing the approval of the definitive documentation by 75% (in value) of the IGLD bondholders, and (ii) Bcom shall deliver to Searchlight a document evidencing the approval of the definitive documentation by 75% (in value) of the Bcom bondholders (collectively, the “Bondholders Approval”). Searchlight shall have the right to terminate the definitive documentation and the transaction if the Bondholders Approval has not been delivered to Searchlight within 14 calendar days following the execution of the definitive documentation.

4.	Conditions to closing – To include only the following:

a.	Receipt of a ‘control permit’, which does not include any “burdensome condition” (i.e., condition that would (i) reasonably be expected to have a material and adverse effect on Searchlight (after giving effect to the transaction), or (ii) apply to or bind any Searchlight entity or their portfolio companies other than solely with respect to their operation in the State of Israel). Except that conditions that are expressly included in the currently effective ‘control permit’ shall not be considered “burdensome conditions”;

b.	Receipt of antitrust approvals (if any required) and absence of any law or governmental or judicial restraining order prohibiting the closing;

c.	Appointment of a majority of Bcom’s board members, and at least 2 board seats at Bezeq;

d.	No delisting or suspension of trading of either Bcom or Bezeq equity securities from Nasdaq or the TASE;

e.	All necessary corporate approvals at both the IGLD and Bcom levels (including any necessary shareholder approvals).

f.	Section 350 or other necessary court approval (including any related requisite creditor approval at both IGLD and Bcom levels); provided that if such court approval (and, to the extent necessary, related creditor approval) has not been obtained within 2 months after the definitive documentation has been entered into, Searchlight shall have the right to terminate the definitive documentation and the transaction;

g.	Following the execution of the definitive documentation, (i) no transfer or other disposition of any Bezeq securities owned by Bcom or any Bcom securities, (ii) no Bcom capital event (including any securities issuance, redemption, rights offering or other disposition of securities), and (iii) Bcom’s holdings in Bezeq not falling below 25.1%;

h.	Customary bringdown of representations, warranties and covenants;

i.	A liquidity covenant for Bcom of (i) more than NIS 420 million cash (immediately prior to the consummation of the transactions contemplated herein and after giving effect to the full redemption of the Bcom Series B bonds and interest on the Bcom Series B and Series C bonds) and (ii) no more than NIS 2,240 million of debt (par value) as of June 30, 2019 (after giving effect to the full redemption of the Bcom Series B bonds);

j.	No MAE (to be narrowly defined) triggered by, among other things, defaults (or impending defaults) under the Bcom debt documents. No financial covenant breaches, as of the closing, by Bcom (reflective of the Bcom cash infusion and related covenant amendments as contemplated herein); and

k.	Amendment to the financial covenant construct in Bcom’s debt in line with the principles to be set forth in the definitive documentation.

5.	Representations – Each IGLD and Bcom to provide only:

a.	“Fundamental” representations relating to its organization, its ownership of Bcom’s and Bezeq’s shares free and clear, capitalization of Bcom, its power and authority to execute and close the transaction (pending the CPs) and brokers; and

b.	Knowledge-qualified (limited to the actual knowledge of scheduled IGLD and Bcom officers) representations limited to undisclosed key litigation matters.

6.	Covenants – Each of IGLD and Bcom will undertake that during the interim period until closing, it will use its voting rights in Bcom and Bezeq, respectively, for certain agreed purposes (subject to applicable fiduciary duties under applicable law), and IGLD will agree to provide certain transitional services following closing.

7.	Limited Recourse – The definitive documentation will include customary post-closing indemnification provisions with respect to breaches of representations, warranties or covenants. Except in the case of fraud, such indemnity obligations will be capped at an amount equal to 10% of the Cash Consideration.

8.	Termination Fee – The definitive documentation will include mutual termination fee provisions equal to 10% of the Cash Consideration in case the definitive documentation is terminated due to a breach by either party. The termination fee will not exclude a remedy of specific enforcement but will be the sole remedy for monetary damages if the definitive documentation is terminated prior to closing. If, following execution of the definitive documentation, the board of IGLD and/or Bcom approves an alternate transaction due to its ‘fiduciary-out’ responsibility, following determination by the board of IGLD and/or Bcom (after consultation with its outside legal counsel), as applicable, that failure to do so would constitute a breach of its fiduciary duties under applicable law, then, upon termination of the definitive documentation, IGLD and Bcom (jointly and severally) shall pay to Searchlight a termination fee in an amount equal to 10% of the Cash Consideration (which will be its sole remedy in such case). Subject to and without limiting the foregoing, the definitive documentation would not include any other termination fee provisions, including in case the CPs are not met (for example if the court does not approve the transaction).

9.	End-Date – Without limiting Section 5(f) above, the definitive documentation will include an “outside date” to be 5 months following the execution thereof. The parties will discuss appropriate extension mechanism to the “outside date” in the event the ‘control permit’ has not been obtained by the end of the initial 5 month period, and reflect the same in the definitive documentation.

10.	The proposal outlined above shall expire at 4 p.m. (Israel Time) on April 15, 2019, unless the parties have entered into a customary exclusivity agreement and are in good faith negotiating the definitive documentation before such time.

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